OAKTREE REAL ESTATE INCOME TRUST, INC.

333 SOUTH GRAND AVENUE, 28TH FLOOR

LOS ANGELES, CA 90071

(213) 830-6300

October 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Oaktree Real Estate Income Trust, Inc.

Registration Statement on Form S-11/A

File No. 333-255557

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oaktree Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 9:00 a.m., Eastern Time, on November 2, 2021, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

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Sincerely,

OAKTREE REAL ESTATE INCOME TRUST, INC.

By:	/s/ John Brady
Name:	John Brady
Title:	Chairman of the Board and Chief Executive Officer

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP